UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-42571

INTERCONT (CAYMAN) LIMITED

39 Ocean Drive Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Registered Direct Offering

On October 27, 2026, Intercont (Cayman) Limited (the “Company”) closed a registered direct offering (the “Offering”) and issued and sold 15,000,000 Class A ordinary shares of the Company, par value $0.0625 per share (the “Shares”), directly to certain investors (each an “Investor” and collectively, the “Investors”) without a placement agent or underwriter. The Company expects to receive approximately US$19.5 million, assuming the purchase price is paid in full by each Investor.

The Shares were offered by the Company pursuant to a registration statement on Form F-3 (File No. 333-298338) (the “Registration Statement”), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 14, 2026, and declared effective by the Commission on September 10, 2026, and a prospectus supplement to the Registration Statement filed with the Commission on October 23, 2026 (the “Prospectus Supplement”).

In connection with the Offering, on October 21, 2026, the Company entered into a securities purchase agreement (the “SPA”) with each Investor participating in the Offering at a negotiated price of US$1.30 per share. Pursuant to the SPA, the Company agreed to issue the Shares to the Investors in consideration of their unconditional promises to pay the purchase price in full, without interest, on or before the payment date, which was three months following closing. If any Investor fails to pay the purchase price in full by the payment date, the Company may forfeit the Class A Ordinary Shares issued to such Investor, to the extent permitted by applicable Cayman Islands law.

The SPA contained customary representations, warranties and covenants of the Company and the Investors. The representations, warranties and covenants in the SPA were made solely for the benefit of its parties and should not be relied upon by other investors. A copy of the form of the SPA is attached hereto as Exhibit 10.1. The foregoing summary of the terms of the SPA is subject to and qualified in its entirety by the SPA. A copy of the opinion of Ogier (Cayman) LLP relating to the legality of the issuance and sale of the Shares is filed as Exhibit 5.1 hereto.

This report is incorporated by reference into the Registration Statement and Prospectus Supplement, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Ogier (Cayman) LLP
10.1	Form of Securities Purchase Agreement
23.3	Consent of Ogier (Cayman) LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2026	Intercont (Cayman) Limited

	By:	/s/ Muchun Zhu
Muchun Zhu
Chief Executive Officer

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